BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

07022377

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 ? 2007
WASH, D.C.
210

March 28, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued today with respect to the financial results for the fourth quarter and the year ended January 31, 2007 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES ANOTHER YEAR OF IMPROVEMENT WITH FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JANUARY 31, 2007

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **EBITDA from continuing operations of $1.1 billion for this fiscal year, compared to $902 million for last fiscal year**
- **Income from continuing operations of $243 million ($0.12 per share), compared to $135 million ($0.06 per share) last fiscal year**
- **Net income of $268 million ($0.14 per share), compared to $249 million ($0.13 per share) last fiscal year**
- **Free cash flow of $610 million, compared to $532 million last fiscal year**
- **Record total order backlog of $40.7 billion, compared to $31.6 billion last fiscal year**

Montréal, March 28, 2007 – Bombardier today released financial results for the fourth quarter and the year ended January 31, 2007, demonstrating steady improvement in the overall profitability of the Corporation. Earnings before income taxes (EBT) from continuing operations reached $335 million, an increase of $185 million compared to last year. Earnings per share (EPS) from continuing operations doubled compared to last year, reaching $0.12. Net income was $268 million, or $0.14 per share, compared to $249 million, or $0.13 per share, last fiscal year. Free cash flow increased by $78 million to total $610 million. The robust new order intake for the year brought the total order backlog to an unprecedented $40.7 billion as at January 31, 2007, an increase of $9.1 billion compared to last year.

"Our fiscal 2007 financial results show that we are reaping the benefits of the measures we implemented in recent years," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "Bombardier Transportation had an exceptional year, breaking industry records in terms of new orders and total backlog. The record order intake illustrates the increased competitiveness of Bombardier Transportation's product and service portfolio. As for Bombardier Aerospace, our innovativeness and product development are paying off in the business aircraft segment, where deliveries and order intake rose to the highest level ever for the group, thereby consolidating our number one position in this market. In addition, we continued to strengthen our financial position and the completion of our recent refinancing enabled us to achieve our objective of increasing the Corporation's financial and operating flexibility," he said.

"Although these results are encouraging, we will continue to work on improving our operating costs and customer service, and sharpening our execution. No doubt there are still challenges ahead, but we strongly believe we have the right products, the right people and we are in the right markets to achieve our goal of sustained profitable growth," concluded Mr. Beaudoin.

Bombardier Aerospace

Earnings before financing income, financing expense and income taxes (EBIT) totalled $322 million, compared to $266 million the previous year, an increase of $56 million. The resulting EBIT margin was 3.9% this year, up from 3.3% last fiscal year.

Net orders reached a total of 363 aircraft, compared to 302 aircraft last fiscal year, while deliveries amounted to 326 aircraft, compared to last year's 337. The order backlog stood at a healthy $13.2 billion as at January 31, 2007. Bombardier Aerospace expects total deliveries to increase in fiscal year 2008.

The year's 274 net orders for business aircraft, an increase of 55 aircraft compared to fiscal 2006, set a new record, which reflects the strength of our product portfolio. The order backlog for each product family remains strong.

In the regional aircraft segment, the resurgence of turboprops continued with a 71% increase in deliveries of *Q-Series* airliners for fiscal year 2007. Low operating costs and state-of-the art technology made Bombardier turboprops the preferred aircraft for, among others, the United States' Frontier Airlines, Algeria's Tassili Airlines and Air New Zealand. Subsequent to the end of the fiscal year, Pinnacle Airlines placed an order for 15 *Q400* turboprops. The restructuring of U.S. airlines, which has been impacting the regional jet market in recent years, is progressing, as evidenced by new orders from Northwest Airlines for 36 *CRJ900* aircraft and, subsequent to year-end, by Delta Airlines for 30 *CRJ900* aircraft. With the recent launch of the *CRJ1000* regional jet, which joins the *CRJ700* and *CRJ900* family of aircraft, Bombardier is well positioned to gain a significant share of the demand for larger and more efficient regional jets.

During fiscal year 2008, Bombardier Aerospace will continue implementing its plan to improve EBIT to 8% within the next three years

Bombardier Transportation

Bombardier Transportation significantly improved its profitability during fiscal year 2007, with an EBIT of $231 million ($255 million before special items), an increase of $140 million ($76 million before special items) compared to last fiscal year, resulting in a margin of 3.5%, compared to 1.4% last fiscal year.

Bombardier Transportation's order intake for the year reached an unprecedented industry level, with $11.8 billion in new orders. These orders also resulted in an industry-record backlog of $27.5 billion, an increase of $6.6 billion compared to last fiscal year, and a book-to-bill ratio of 1.8 for the year. With a growing number of large contracts won across diverse market segments and geographic areas, Bombardier Transportation has consolidated its leadership position. Orders such as the Gautrain Rapid Rail Link in South Africa, the Greater Paris/ Île-de-France suburban network and the Chicago Transit network, confirm that Bombardier Transportation is the worldwide supplier of choice.

During the fourth quarter, Bombardier Transportation received new orders valued at over $5 billion, including a contract to produce 50 VIRM intercity trains worth $569 million from the Dutch National Railways; another contract for 100 *TRAXX* locomotives to the Spanish National Railways (RENFE), valued at $549 million; and a contract to supply 234 new subway cars for the Toronto Transit Commission, valued at $473 million. Subsequent to the end of fiscal year 2007, Bombardier Transportation also signed a framework agreement with Deutsche Bahn to supply new *TALENT* 2 trains for an estimated total of $1.6 billion. This is one of the largest framework agreements ever awarded by Deutsche Bahn.

The group reaffirms its goal to improve its EBIT margin to 6% within the next three years.

Financial highlights
(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

	Three-month periods ended January 31					
			2007			2006
	BA	BT	Total	BA	BT	Total
Revenues	$ 2,558	$ 1,829	$ 4,387	$ 2,400	$ 1,635	$ 4,035
EBITDA from continuing operations before special items	$ 253	$ 119	$ 372	$ 197	$ 109	$ 306
Amortization	95	33	128	90	56	146
EBIT from continuing operations before special items	158	86	244	107	53	160
Special items	-	-	-	-	37	37
EBIT from continuing operations	$ 158	$ 86	244	$ 107	$ 16	123
Financing income[1]			(48)			(52)
Financing expense[1]			118			98
EBT from continuing operations			174			77
Income tax expense (recovery)[1]			62			(8)
Income from continuing operations			112			85
Income from discontinued operations, net of tax			-			1
Net income			$ 112			$ 86
Basic and diluted earnings per share						
From continuing operations before special items			$ 0.06			$ 0.07
Net income			$ 0.06			$ 0.05
Segmented free cash flow	$ 771	$ 443	$ 1,214	$ 470	$ 230	$ 700
Income taxes and net financing expense[1]			(94)			(53)
Free cash flow			$ 1,120			$ 647

	Years ended January 31					
			2007			2006
	BA	BT	Total	BA	BT	Total
Revenues	$ 8,230	$ 6,586	$ 14,816	$ 8,087	$ 6,639	$ 14,726
EBITDA from continuing operations before special items	$ 731	$ 364	$ 1,095	$ 672	$ 318	$ 990
Amortization	409	109	518	406	139	545
EBIT from continuing operations before special items	322	255	577	266	179	445
Special items	-	24	24	-	88	88
EBIT from continuing operations	$ 322	$ 231	553	$ 266	$ 91	357
Financing income[1]			(157)			(156)
Financing expense[1]			375			363
EBT from continuing operations			335			150
Income tax expense[1]			92			15
Income from continuing operations			243			135
Income from discontinued operations, net of tax			25			114
Net income			$ 268			$ 249
Basic and diluted earnings per share						
From continuing operations before special items			$ 0.14			$ 0.11
Net income			$ 0.14			$ 0.13
Segmented free cash flow	$ 814	$ 95	$ 909	$ 900	$ (126)	$ 774
Income taxes and net financing expense[1]			(299)			(242)
Free cash flow			$ 610			$ 532

BA: Aerospace; BT: Transportation.
[1] Income taxes and net financing expense are not allocated to segments.

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JANUARY 31, 2007

ANALYSIS OF RESULTS

Consolidated results

For the fourth quarter ended January 31, 2007, consolidated revenues totalled $4.4 billion compared to $4 billion for the same period last year. The $352-million increase mainly reflects higher manufacturing revenues for business aircraft, increased rolling stock revenues and higher deliveries and a favourable mix for pre-owned regional aircraft, partially offset by lower manufacturing revenues for regional aircraft. For the year ended January 31, 2007, consolidated revenues reached $14.8 billion compared to $14.7 billion for the same period last year. The $90-million increase mainly reflects higher manufacturing revenues for business aircraft, higher services and system and signalling revenues in Transportation, higher service revenues in Aerospace and additional fractional share revenues and increased revenues for external subcontracting activities, partially offset by lower overall deliveries and lower selling prices for regional aircraft and lower rolling stock revenues.

For the fourth quarter ended January 31, 2007, earnings before financing income, financing expense, income taxes, depreciation and amortization (EBITDA) from continuing operations, before special items amounted to $372 million, or 8.5% of revenues, compared to $306 million, or 7.6%, for the same period last year. The 0.9 percentage-point increase in EBITDA margin mainly reflects higher EBITDA margin in Aerospace mainly due to a gain arising from the settlement of a claim with US Airways Group, Inc. and its subsidiaries, overall increase in deliveries, favourable mix and improved selling prices for business aircraft and increased deliveries for turboprops. These positive variances were partially offset by lower overall deliveries, selling prices and margins for *CRJ700* and *CRJ900* aircraft, lower margins on wide-body business aircraft interior deliveries and lower deliveries of *CRJ200* aircraft. Higher EBITDA margin in Transportation also contributed to the increase mainly due to the rollout of the margin and quality enhancement program, which focused on procurement, engineering and project management.

For the year ended January 31, 2007, EBITDA from continuing operations, before special items, amounted to $1.1 billion, or 7.4% of revenues, compared to $990 million, or 6.7%, for the same period last year. The 0.7 percentage-point increase in EBITDA margin is mainly due to the rollout of the margin and quality enhancement program, which focused on procurement, engineering and project management in Transportation, and to overall increased deliveries for business aircraft and turboprops, a favourable mix and improved selling prices for business aircraft, lower sales incentive costs and non-recurring items, partially offset by lower deliveries for *CRJ200* aircraft, higher net EOAPC charge, lower overall deliveries, selling prices and

margin for *CRJ700* and *CRJ900* aircraft, and lower margins on wide-body business aircraft interior deliveries in Aerospace.

For the fourth quarter of fiscal year 2007, net income was $112 million, or $0.06 per share, compared to $86 million, or $0.05 per share, for the same period the previous year. For the year ended January 31, 2007, net income was $268 million, or $0.14 per share, compared to $249 million, or $0.13 per share, for the same period the previous year.

For the three-month period ended January 31, 2007, free cash flow (cash flows from operating activities less net additions to property, plant and equipment) amounted to $1.1 billion, compared to $647 million for the corresponding period the previous year. This is due to increases at both Aerospace and Transportation. For the year ended January 31, 2007, free cash flow amounted to $610 million, compared to $532 million the previous year, due to an increase at Transportation, partially offset by a decrease at Aerospace.

As at January 31, 2007, Bombardier's order backlog was $40.7 billion, compared to $31.6 billion as at January 31, 2006. The $9.1-billion increase is due to a higher order intake compared to revenues recorded for Transportation and Aerospace, and a net positive currency adjustment in Transportation amounting to $1.4 billion.

Bombardier Aerospace

- **Revenues of $2.6 billion for the fourth quarter; $8.2 billion for fiscal year 2007**
- **EBITDA of $253 million for the fourth quarter; $731 million for fiscal year 2007**
- **EBIT of $158 million for the fourth quarter; $322 million for fiscal year 2007**
- **Free cash flow of $814 million, compared to $900 million last fiscal year**
- **Order backlog of $13.2 billion, compared to $10.7 billion as at January 31, 2006**
- **Aircraft deliveries totalled 101 for each of the fourth quarters of fiscal years 2007 and 2006; 326 for the year compared to 337 the previous fiscal year**
- **Deliveries of the 100th *Challenger 300* aircraft, the 200th *Global* family aircraft and the 300th *Learjet 45* aircraft**

For the three-month period ended January 31, 2007, Aerospace's revenues amounted to $2.6 billion, compared to $2.4 billion for the same period the previous year. The increase is mainly due to higher manufacturing revenues for business aircraft and higher deliveries and a favourable mix for pre-owned regional aircraft, partially offset by lower manufacturing revenues for regional aircraft. Revenues amounted to $8.2 billion for the year ended January 31, 2007, compared to $8.1 billion for the previous year. The increase mainly reflects higher manufacturing revenues for business aircraft, higher service revenues and additional fractional share revenues and increased revenues for external subcontracting activities, partially offset by lower overall deliveries and lower selling prices for regional aircraft.

For the three-month period ended January 31, 2007, EBITDA amounted to $253 million, or 9.9% of revenues, compared to $197 million, or 8.2%, for the same period last year. The 1.7 percentage-point increase in EBITDA margin is mainly due to a gain arising from the settlement of a claim with US Airways Group, Inc. and its subsidiaries, overall increases in deliveries, favourable mix and improved selling prices for business aircraft and increased deliveries for turboprops, partially offset by lower overall deliveries, selling prices and margins for *CRJ700* and *CRJ900* aircraft, lower margins on wide-body business aircraft interior deliveries and lower deliveries of *CRJ200* aircraft.

For fiscal year 2007, EBITDA reached $731 million, or 8.9% of revenues, compared to $672 million, or 8.3% for fiscal year 2006. The 0.6 percentage-point increase in EBITDA margin is mainly due to overall increased deliveries for business aircraft and turboprops, a favourable mix and improved selling prices for business aircraft, lower sales incentive costs, and non-recurring items, partially offset by lower deliveries for *CRJ200* aircraft, higher net EOAPC charge and by lower overall deliveries, selling prices and margin for *CRJ700* and *CRJ900* aircraft, and lower margins on wide-body business aircraft interior deliveries.

For the quarters ended January 31, 2007 and 2006, aircraft deliveries totalled 101. These deliveries consisted of 69 business aircraft (65 aircraft for the corresponding period last fiscal year), 31 regional aircraft (35 aircraft for the corresponding period last fiscal year) and one amphibious aircraft for each period. During fiscal year 2007, Aerospace delivered 326 aircraft, compared to 337 aircraft for fiscal year 2006. Aircraft delivered during fiscal year 2007 consisted of 212 business aircraft (197 aircraft last fiscal year), 112 regional aircraft (138 aircraft last fiscal year) and two amphibious aircraft for each fiscal year. The decrease in total aircraft deliveries is mainly attributable to reduced deliveries of *CRJ* Series aircraft in the context of the U.S. airline restructuring and fewer deliveries of *Learjet* aircraft than planned due to a three-week work stoppage in October 2006 as a result of a strike at the Wichita facility.

During the three-month period ended January 31, 2007, Aerospace received 117 net orders for business aircraft, compared to 71 during the same period last fiscal year. During fiscal year 2007, Aerospace received 274 net orders for business aircraft, compared to 219 net orders during fiscal year 2006. These increases reflect the continued strength of the business aircraft market, Aerospace's strong product positioning in the market and investment in product development to meet evolving customer needs. A new record has been set for the level of net business aircraft orders received by Aerospace for fiscal year 2007. The order backlog for business aircraft remains strong for each product family.

For the fourth quarter and fiscal year ended January 31, 2007, Aerospace received 21 and 87 net orders respectively for regional aircraft, compared to 32 and 81 respectively for the same periods last fiscal year. Major orders for the fiscal year included an order for 36 *CRJ900* aircraft from Northwest Airlines of the U.S. valued at approximately $1.35 billion; 19 *CRJ900* aircraft from My Way Airlines of Italy valued at approximately $702 million and for 10 *Q400* turboprops from Frontier Airlines of the U.S. valued at approximately $257 million.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2007 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT, EBT and EPS from continuing operations before special items as well as on Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are related to Transportation's restructuring plan initiated in fiscal year 2005. Management views these items as potentially distorting the analysis of trends.

END